Filed by Whiting Petroleum Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Equity Oil Company
Commission File Number: 000-00610

The following is a transcript of a conference call held by Whiting Petroleum Corporation on April 26, 2004.

WHITING PETROLEUM

Moderator: Mike Stevens
April 26, 2004
9:00 am CT

Operator:	Good morning. My name is (Kathy) and I will be your conference facilitator today. At this time I would like to welcome everyone to the Whiting Petroleum First Quarter 2004 Earnings conference call. All line have been placed on mute to prevent any background noise.

After the speaker’s remarks there will be a question and answer period. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press the pound key.

I would now like to turn the call over to Mike Stevens, the company’s Treasurer.

Mike Stevens:	Thank you. Please be advised that our remarks that follow including answers to your questions include statements that we believe to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act.

These forward-looking statements are subject to risks and uncertainties that could cause actual results to be materially different from those currently anticipated.

Those risks included among others, matters that we have described in our earnings release issued today and in our filings with the Securities & Exchange Commission.

We disclaim any obligation to update these forward-looking statements. In light of the pending acquisition of Equity Oil Company by Whiting Petroleum Corporation, I must inform you that this presentation may be deemed to be solicitation material with respect to such pending acquisition.

In connection with the proposed merger, the company has filed a registration statement on Form S4 and has filed and will file other relevant documents with the Securities &Exchange Commission. Investors are encouraged to read such documents because they will contain important information about the proposed transaction.

These documents are available free of charge at the SEC’s Web site www.sec.gov.

Whiting and Equity and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect to the proposed transaction.

Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holdings or otherwise will be contained in the final proxy statement, prospectus and other relevant materials to be filed with the SEC when they become available.

During this conference call, we will make reference to discretionary cash flow which is a non-GAAP financial measure. A reconciliation of this non-GAAP measure to the applicable GAAP measure can be found in our earnings release issued today, a copy of which is located on our Web site at www.whiting.com.

Now it’s my pleasure to introduce Jim Volker, President and Chief Executive Officer of Whiting Petroleum Corporation.

James Volker:	Good morning everyone and welcome to Whiting Petroleum Corporation's First Quarter 2004 conference call for investors and analysts.

It’s my pleasure to recap our results, discuss recent announcements and to welcome questions from investors and analysts following our presentation of highlighted financial and operating results.

It is an interesting time in the business of acquiring, exploring and developing oil and gas reserves. As many of you have witnessed in the past two weeks, recent merger and acquisition transactions involving peers of Whiting’s point out just how valuable it is to have a large inventory of diverse drilling opportunities.

We are of the opinion that oil prices are supported by a combination of interconnected factors – a strong economy, an expanding international climate, especially in China and Southeast Asia, limited accessibility to drillable locations in the US and ongoing political instability in certain of the OPEC nations.

Russia’s impending implementation of a windfall profits tax on oil production may also constrain new capital inflows.

The forward strip for natural gas prices remains around $5 to $6 per MMBtu depending upon the length of the strip as local distribution companies and storage operators charge ahead buying gas to begin preparing for the summer’s cooling period and ultimately 2004‘s heating season.

Whiting like all independent operating companies is a price taker. Therefore it’s critical that we take all necessary steps to maximize the value of every Mcfe from every well operated and non-operated alike.

Studies show how the commodity price mean has significantly shifted. By that I simply mean we’re realizing a higher average price for oil and gas.

During the period from 2000 through this point in 2004, oil prices have traded above $26 a barrel 79% of the time.

The number one job at Whiting Petroleum as I said earlier, is to maximize the value of every Mcfe produced from every well in which we own an interest.

For the first quarter of 2004, Whiting extended its executive streak of increasing production from 9.2 Bcfe in the first quarter of 2001 to 9.4 Bcfe in the first quarter of 2004.

We exited the period producing approximately 103.5 million cubic feet of gas per day moving us toward our stated goal of a 10% increase in production through our drilling program. If successfully completed, the pending equity oil company acquisition and other acquisitions would add to this expected production increase.

Net income for the first quarter was 9.6 million or 51 cents per share on revenues of 46.7 million. This represents a 171% increase in net income per share over the first quarter of 2003.

Based on our present production rate, hedge positions and the current market for commodity prices, we expect our second quarter of 2004 revenue to exceed the first quarter figure.

During the first quarter, Whiting generated discretionary cash flow of $27.7 million while investing $11.9 million to participate in the development of 39 wells and eight recompletions.

Incidentally, 37 of those 39 wells drilled were successfully completed.

The first quarter of 2004 development and exploration expenditures were 120% higher than the first quarter of 2003. As a new public company, we’re extremely motivated to expand our production capacity for our stockholders. We invested about 17% of our 2004 $68 million cap ex budget in the first quarter.

Spending percentages for the remainder of the year are 28% of total cap ex in the second quarter, 34% in the third quarter and 21% in the fourth quarter. This does not take into account, any capital spending for acquisitions.

During the quarter, we announced an important $40 million reduction in debt. With our business model, it’s important to keep our cost of capital low and retain financial flexibility to take advantage of opportunities to expand the company.

We seek to maintain a reasonable debt to total capitalization profile. And with the $40 million repayment, we achieved a debt to cap ratio of 35% — well within our targeted range.

Our previously announced merger with Equity Oil Company is progressing. And Equity shareholders are expected to vote on the merger in the second quarter.

We will exchange .185 shares of Whiting stock for each share of Equity’s outstanding stock. And we will assume approximately $29 million of debt.

The transaction is valued at 76.24 million or 87 cents per Mcfe based on Equity’s 12-31-03 proved reserves.

This transaction is expected to be accretive to both reserves, cash flow and earnings to the combined company in 2004.

Now I’d like to turn the call over to Jim Casperson, Whiting’s Chief Financial Officer to discuss some key financial results to help you assess our performance.

James Casperson:	Thank you Jim. Good morning everyone. Let's go over the numbers for the quarter ended March 31, 2004.

Our financial performance was indeed strong. Whiting earned 51 cents per share in the first quarter – a signification improvement over the 19 cents reported in the first quarter of 2003. We achieved this increase increasing our production volumes, reducing per unit operating expenses and reducing our interest expense.

Let us turn to the income statement. Total revenues were 46.7 million — a 9% increase over the first quarter of 2003. The revenue increase is attributed to our 2% growth and equivalent production to 9.4 Bcfe and a 7% increase in average realized price inclusive of hedging activity.

Although we increased our production, our lease operating expense declined 3% to $1.12 per Mcfe. We expect 2004 lease operating expense to range from $1.08 to $1.12 per Mcfe.

DD&A was $1.14 per Mcfe — a slight decrease from the prior year.

General administrative cost were 43 cents per Mcfe which is higher than the prior year first quarter due to the additional cost of functioning as a public company. We expect full year 2004 G&A to average 36 to 39 cents per Mcfe.

Interest expense declined $907,000 between quarters in part due to the $40 million reduction of long term debt. We currently have 65 million of borrowing base availability under our credit agreement.

Net income was 9.6 million or 51 cents per share. This compares very favorably to net income to the first quarter of 2003 of 19 cents per (Mcf) per share and the entire year of 2003 of 98 cents.

Discretionary cash flow was $27.7 million on the first quarter of 2004 – a 24% increase over the 22.3 million reported in the first quarter of 2003.

In regards to hedging, we generally limit our aggregate hedging position to less than 50% of expected production. We have 400,000 MMBtu per month of gas under contract from July to December 2004 with $4.50 and ceilings ranging from $8.35 to $9.40.

On the oil side, we have 100,000 barrels per month hedged through September 2004 with floors of $28 to $30 per barrel and ceilings ranging from $35.37 per barrel to $38.78.

We have two long term contracts for natural gas covering 111,000 MMBtu per month at a 2004 average price of approximately $4 per MMBtu. Both of these contracts have approximately 4% escalators per year.

The remainder of our production is sold at prevailing market prices. I will now turn the call back to Jim Volker.

James Volker:	Ladies and gentlemen, let me reiterate the strategies and goals we have in place for Whiting growth.

Whiting’s growth is founded upon a combination of property acquisitions, exploitation and exploration as well as development.

For the four year period ended December 31, 2003, Whiting’s proved reserves increased from 194 Bcfe to 438.8 Bcfe — a compound average annual increase of 22.6%.

For 2003, our all in finding cost was only 86 cents per Mcfe. Our low finding and development cost by industry standards is a mark of a disciplined acquisition and development strategy.

A large part of our future growth is centered on having an average 82% average working interest control of our proved undeveloped drilling inventory.

In summary, we’re very pleased with our first quarter results, and we believe this sets the tone for the remainder of the year. We expect to build on this first quarter of strong performance through continued hard work by everyone in our organization.

The $76 million merger of Equity Oil which is subject to approval by Equity shareholders is an example of our strategy. If completed, the merger will add production and strategic operations to our portfolio of assets. We expect that the equity properties will be quickly assimilated into Whiting and that we will be able to move forward developing those assets.

In closing, I want to recap a few key points. Whiting is a growth story. We have a strong balance sheet that gives us the flexibility to take advantage of new acquisition opportunities. We expect to fund our $68 million of capital investment from cash flow alone. And we expect to achieve production growth from drilling alone of approximately 10%. Acquisitions will add to that growth.

We have in the last few months, had opportunities to talk about Whiting and meet with many of you. We thank you for your interest in Whiting and we look forward to seeing you in the future for example, at the Intercom conference in August.

I’d like to close by thanking all of the Whiting supporters, all of our employees and all of our stockholders for the strong performance that we achieved in the first quarter and your support as we move Whiting ahead.

Operator, I’d now like to turn the call over for questions.

Operator:	I'd like to remind everyone, to ask a question, please press star then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.

Your first question comes from Greg McMichael of AG Edwards.

Greg McMichael:	Good morning, gentlemen.

James Volker:	Good morning, Greg.

Greg McMichael:	Jim Volker, I wonder if you could just briefly review with us some or your operations in a couple of key areas? For example in the Williston, what’s going on there with regard to the Big Stick overall production currently versus where it was when you got into the play?

James Volker:	Greg, that’s a very good question. When we acquired that property from Exxon and had we left it on the same defined curve it was on, current production would have been approximately 1500 barrels of oil per day. As a result of our development plan and, even more importantly I believe, the efficient operations instituted by our operations department, production there is approaching 2200 barrels of oil per day.

Secondly, we have defined a number of additional drilling opportunities not only in the main pay zone there, the Madison, but also in deeper horizons. For example, we’ve recently completed the (Eggley) well. And that well is currently delivering approximately 2.5 to 2.8 million cubic feet of gas per day. We’re currently laying an expanded gas line to allow that well to produce at greater levels. And, of course, none of that really showed up in our first quarter results.

Man:	Thanks, Greg.

Greg McMichael:	Jim...

Operator:	Your next question comes from Larry Busnardo of Petrie Parkman.

Larry Busnardo:	Good morning, Jim.

James Volker:	Good morning, Larry.

Larry Busnardo:	I guess Greg got cut off there.

In terms of production it was relatively flat to the fourth quarter. That was a little bit lighter than I was looking for. Was there anything that impacted that in the first quarter? Was there any weather related delays or anything like that?

James Volker:	No. As you know, Larry, I think, and as we’ve laid out here for you, we didn’t front end load our CAPEX for the year, meaning we didn’t try to get 100% of it invested in the first half of the year essentially. We’ve spread our CAPEX out roughly 45% in the first half of the year, 55% in the second half of the year. So really very little of what we invested in the first quarter had any effect on first quarter results. What you’re really seeing there is kind of the result of things that we did in the fourth quarter of ‘03.

But nevertheless, production was up I’m going to say 2% quarter-to-quarter, meaning first quarter of ‘03 versus first quarter of ‘04. And our exit rate was up actually 2.6%. So I believe we’re well on our way to our intended 10% production growth for the year. In fact, I feel very confident of that, as you can tell, basically rising from roughly 100 million in ‘03, a 10% increase would get us to about 112 million. And I think the results of the Big Stick well that I’ve just mentioned, you know, will get us roughly 25% of the way there alone. And we’ve got a long way to go and a lot of great wells to be drilled between now and then.

Larry Busnardo:	The 1Q exit rate was 103.5. Is that correct?

James Volker:	That’s correct.

Larry Busnardo:	Okay. And then secondly just in regards to differentials on both oil and gas, can you just talk about that a little bit, what we can expect to see there kind of going forward on a pre-hedge basis?

James Volker:	Probably 3 and 15, $3 on oil, 15 cents on gas, Larry.

Larry Busnardo:	Okay. All right. Great. That's it. Thanks.

James Volker:	Wonderful. Thank you.

Operator:	Our next question is Greg McMichael of AG Edwards.

Greg McMichael:	Okay, I'll try it again here.

James Volker:	Okay. Thanks, Greg.

Greg McMichael:	Yeah, I wanted to go on to South Texas for a second, as long as we’re talking about drilling results, and specifically the Edwards line play – anything new there to report, Jim?

James Volker:	Yes, Greg. I’m going to say, as we sit here speaking to you, we have a well which we’re just in the process of completing but that a blew – the entire time we were in blew about a 40 foot flare the entire time we were drilling in the Edwards. And we expect that well to be on production here within the next two weeks or so. And if I had to guess, I’d say that well alone, which we own almost 100% working interest, will be netting us between 2 and 4 Bcf reserve add and probably my best guess at this time would be somewhere between 1 million and 3 million a day.

Greg McMichael:	Okay. And Jim Casperson, the guidance that you gave us on LOE for 2004 I think $1.12, if I’m not mistaken, and G&A 36 cents to 39 cents for ‘04, does that guidance include the merger with equity?

James Casperson:	No, it does not.

Greg McMichael:	Okay. And once you've factored that in, would we expect those numbers to go up or down on a per unit base?

James Casperson:	Well on lease operating expense equities operations are very good when it comes to LOE. So that LOE guidance will be in that same ballpark. As far as G&A on an Mcfe basis, that number should decline though we will still end up in that 36 to 39 range for the year.

Greg McMichael:	Okay. Thanks a lot.

James Volker:	Great. Thank you, Greg.

Operator:	Your next question comes from Ryan Zorn of Simmons & Company.

Ryan Zorn:	Good morning, Jim.

James Volker:	Hi, Ryan.

Ryan Zorn:	I wanted to know if the exit rate you quoted included the (Eggley) well or not?

James Volker:	Not yet.

Ryan Zorn:	Not yet? Okay, good. The other one I had for you – on the heals of some of the deals that have taken place recently, have you guys begun to potentially culture some of those asset base to see what might shake loose and that you might be interested in?

James Volker:	Well yes, in terms of looking what might come out from some of the sales packages from some of the acquirers, of course, we had certain things in the inventories of those companies that were acquired that we’d like to acquire because they do overlap with us, for example, in the Williston Basin and elsewhere and basically in some of the gas prone areas of the Rockies. So we’ll be watching to see if they turn loose some of those properties.

But even without that I can tell you that we have a pretty good inventory of things that we’re looking at right now currently under evaluation in our acquisition team. We have approximately $700 million worth of properties or companies under review, as I might say we do at almost always. I mean, we believe in staying in the batter’s box. You’ve got to keep swinging, you know, if you want to be a hitter.

Ryan Zorn:	Okay. Jim Casperson, I wondered if you might have the realized prices including the hedging broken out for oil and gas available for us.

James Casperson:	If you – I think the best way to answer that would be to say that in round numbers it was around – the effective hedging was around 11 cents per Mcfe. That would be the best way. And then the realized prices for the third quarter, of course ending March 31, was $5 on gas – this is pre-hedging – $5 on gas and $30.86 on oil. Oil was essentially where we took the hit. It was about $1.56 there. And that brought our average including hedging down to $4.95.

Ryan Zorn:	All right. That's helpful.

James Casperson:	Great.

Ryan Zorn:	Thanks, guys.

James Casperson:	You bet.

Operator:	Your next question comes from Sam Kidston of BlackRock.

Sam Kidston:	Yeah, hi guys. I may have missed this, but could you just talk about – you know, you announced this $150 million private placement of debt – how that’ll affect both the balance sheet and the income statement?

James Volker:	Sure, Sam, and thank you for your question. It's good to hear from you.

First of all the $150 million of private placement debt will be used to pay down 145 million, which is the full amount we had drawn under our existing credit agreement. So essentially it will term out all of our debt for a period of eight years.

Second, it will have the effect of in comparison to our ‘03 interest expense raising it from roughly 9-1/2 million up to approximately 10 million for the year, although the average interest rate charged, of course, will be higher roughly we would think hopefully at 7% or a little less versus roughly 3-1/2 we think over the year for the bank. And as a consequence we may do an interest rate swap on a portion of this long-term debt so that we may have approximately half of it still floating and at a lower rate.

The purpose of the transaction is I would say roughly half defensive. And as always by making it an interest only and a termed out piece of debt means that even in the event that there was some unanticipated decline in the price of oil and gas, Sam, that we wouldn’t have to be selling any properties in order to keep a bank happy.

Second, I view it also as an offensive move in the sense that what it does is it really gives us two asset bases to pay down any debt that we would put on for any additional acquisition, i.e., the one asset base that we currently have – let’s call that a borrowing base in round numbers of 200 million – and on which we are paying interest only and generating roughly $100 million of cash flow a year.

Second, of course, we’d have the cash flow from any property that we acquired. Now I’m definitely not saying that we’re going to go out and acquire immediately let’s say $400 million worth of property and finance that essentially $200 million with our existing borrowing base and 200 million from the property to be acquired. But at any rate using that as an example you can see that rather than as normal, when you do an acquisition having only one asset base to pay down an acquisition, having two would allow you to pay off that debt twice as fast as normal. And of course, the more probable thing is that our acquisitions would be of a lower dollar amount, let’s say somewhere in the range of 100 million or so, and as a consequence, we would be able to pay it off even faster than twice as fast.

So that’s the way essentially to build assets, to build equity, to pay off the debt quickly, and to build stockholder value. And of course the one things we always keep our eye on is that at the end of the eight year period that we be ready at that point with a balance sheet ready to either pay off that debt or refinance it.

Operator:	Your next question comes from Jack Aydin of Keybanc Capital.

James Volker:	Good morning, Jack.

Jack Aydin:	Good morning. How are you?

James Volker:	Good.

Jack Aydin:	Jim, you talked about the LOE and G&A. How about DD&A and exploration expenses - could you give us some indication where you're looking at?

James Volker:	Well we expect DD&A to stay in the range of $1.14 or so per Mcfe and exploration expense really to be for the year maybe in the range of only about $5 to $7 million.

Jack Aydin:	Thank you.

James Volker:	You’re welcome.

Operator:	There are no further questions at this time.

James Volker:	All right. Thank you very kindly.

Operator:	This concludes today's conference call. You may now disconnect.

END